Reply Attention of	Cam McTavish
Direct Tel.	604.891.7731
EMail Address	czm@cwilson.com
Our File No.	29423-1 / D/CZM/864975.1

June 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Washington, DC 20549-7010

USA

Attention:	Angela Halac

Dear Sirs/Mesdames:

Re: Glass Wave Enterprises, Inc. Amendment No. 5 to Registration Statement on Form SB-2 Filed on May 16, 2006 File No. 333-125222

                              As requested, we enclose the following documents that were previously faxed to your office on March 15, 2006, which documents were in response to your comment regarding the revenue recognition policies of Glass Wave Enterprises, Inc. (the “Company”) as disclosed in Amendment No. 4 to the Registration Statement on Form SB-2 filed by the Company on January 31, 2006:

1.	Letter from the Company regarding Criteria for Recognizing Revenue when Right of Return Exists;
2.	Redline copy of the Audited Financials;
3.	Clean copy of the Audited Financials;
4.	Redline copy of the Interim Financials; and
5.	Clean copy of the Interim Financials.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

As you are no doubt aware, the revised revenue recognition policies of the Company were incorporated into Amendment No. 5 to the Registration Statement on Form SB-2 filed by the Company on May 16, 2006.

We trust the foregoing to be satisfactory. Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CLARK WILSON LLP

Per: /s/ Cam McTavish

Cam McTavish

CZM/MSOffice

Encl.

Glasswave Enterprises Inc.

207-525 Quebec Street

Vancouver, British Columbia V5T 4R3

Per the FASB:

Criteria for Recognizing Revenue When Right of Return Exists

If an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

(a)	The seller's price to the buyer is substantially fixed or determinable at the date of sale.
(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
(c)	The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
(f)	The amount of future returns[3] can be reasonably estimated (paragraph 8).

(3)	Exchanges by ultimate customers of one item for another of the same kind, quality, and price (for example, one color or size for another) are not considered returns for purposes of this Statement.

Sales revenue and cost of sales that are not recognized at time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions subsequently are met, whichever occurs first.

7.            If sales revenue is recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies. Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns.

8.            The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:

(a)	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand

(b)	Relatively long periods in which a particular product may be returned
(c)

Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers

(d)	Absence of a large volume of relatively homogeneous transactions

The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.

The Company believes that 8 (a) above is not an issue for them as there does not appear to be significant external factors which will affect a reasonable estimate.

The Company believes that 8 (b) above is not an issue for them as there is only a maximum of 30 days to return the product.

The Company believes that it was being far too conservative with relation to its previous comment about historical experience. The Company retracts these previous statements concerning such. The Company’s historical and current estimate is that approximately 1.5% of the sales will be returned for the ensuing 30 day period. This has proven to be reasonable and consistent. For the periods presented in the financial statements there was immaterial differences of actual compared to the estimate (April 2005 - $167; July 2005 - $325; November 2005 - $213). We do not believe that there are any restatements required.

Per the FASB:

20.          The Board believes that the fundamental issue is materiality. The Board recognizes that the provisions of this Statement may not materially affect the financial position and results of operations of some enterprises that currently account differently than specified by this Statement. Like other FASB Statements, the provisions of this Statement need not be applied to immaterial items. With respect to those enterprises for which this Statement would have a material effect, the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.

REDLINE COPY

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of Glass Wave Enterprises, Inc.:

We have audited the accompanying consolidated balance sheet of Glass Wave Enterprises, Inc. (A Development Stage Company) as of January 31, 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2005, and the results of its operations and its cash flows for the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, additional capital will be necessary to fund the Company’s long-term operations. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
March 30, 2005	CHARTERED ACCOUNTANTS

Glass Wave Enterprises, Inc.

Consolidated Balance Sheet

(A Development Stage Company)

(expressed in U.S. dollars)

January 31, 2005 $
ASSETS

Current Assets

Cash	17,410
Accounts receivable	3,616
Inventory	4,936

Total Current Assets	25,962

Property and Equipment (Note 3)	2,430

Total Assets	28,392

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	3,165
Accrued liabilities	9,150
Income taxes payable	1,824
Deferred revenue	205
Due to related party (Note 4)	12,135

Total Liabilities	26,479

Going Concern (Note 1)

Stockholders’ Equity

Common Stock (Note 5) Authorized: 75,000,000 shares, par value $0.001 Issued: 100,000 shares	100

Additional Paid in Capital (Discount)	(99)

Accumulated Other Comprehensive Loss	(47)

Retained Earnings	1,959

Total Stockholders’ Equity	1,913

Total Liabilities and Stockholders’ Equity	28,392

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Consolidated Statement of Operations

(A Development Stage Company)

(expressed in U.S. dollars)

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Revenue	28,261

Cost of Goods Sold	(10,183)

Gross Profit	18,078

Expenses

Advertising	3,430
Depreciation	115
Office and general	1,440
Professional fees	9,281

Total Expenses	14,266

Net Income Before Income Taxes	3,812

Income Taxes	(1,853)

Net Income for the Period	1,959

Net Income Per Share – Basic and Diluted	0.02

Weighted Average Shares Outstanding	100,000

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Consolidated Statement of Cash Flows

(A Development Stage Company)

(expressed in U.S. dollars)

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Cash Flows From Operating Activities

Net income for the period	1,959

Adjustments to reconcile net income to net cash used in operating activities

Depreciation	115

Changes in operating assets and liabilities

Accounts receivable	(3,616)
Inventory	(4,936)
Accounts payable	3,165
Accrued liabilities	9,150
Income taxes payable	1,824
Deferred revenue	205
Due to related party	12,035

Net Cash Provided by Operating Activities	19,901

Cash Flows From Investing Activities

Acquisition of property and equipment	(2,545)
Net cash acquired in recapitalization	100

Net Cash (Used in) Investing Activities	(2,445)

Cash Flows From Financing Activities

Issuance of common stock	1

Net Cash Provided By Financing Activities	1

Effect of Exchange Rate Changes on Cash	(47)

Net Increase in Cash	17,410

Cash– Beginning of Period	–

Cash– End of Period	17,410

Supplemental Disclosures

Interest paid	–
Income taxes paid	–

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Statement of Stockholders’ Equity

From November 25, 2004 (Date of Inception) to January 31, 2005

(expressed in U.S. dollars)

				Accumulated
			Additional	Other
			Paid In	Comprehensive	Retained
	Number of Shares	Amount	Capital	Income (loss)	Earnings	Total
		$	$	$	$	$

Balance – November 25, 2004 (Date of Inception) – stock issued for cash	1	1	–	–	–	1

Adjustments for recapitalization (Note 6)

- elimination of shares of Astro Nutrition Inc.	(1)	(1)	–	–	–	(1)

- add issued shares of Glass Wave Enterprises, Inc.	100,000	100	(99)	–	–	1

Foreign currency translation	–	–	–	(47)	–	(47)

Net income for the period	–	–	–	–	1,959	1,959
						(
Balance – January 31, 2005	100,000	100	(99)	(47)	1,959	1,913

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

1.	Nature of Operations

Glass Wave Enterprises, Inc. (the “Company”) was incorporated in the State of Nevada on May 12, 2004. Effective January 31, 2005, the Company acquired all the outstanding common stock of Astro Nutrition Inc.. (“Astro”), a company under common control. Prior to the acquisition, the Company was a non-operating shell corporation with nominal net assets. The acquisition is a capital transaction in substance and therefore has been accounted for as a recapitalization. See Note 6.

The Company is based in Vancouver, British Columbia, Canada and its principal business is the sale of vitamins and mineral supplements via the web.

The Company’s primary source of revenue is from the sale of vitamins and mineral supplements. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company recently commenced operations and has never paid any dividends. The Company is unlikely to pay dividends in the immediate or foreseeable future. The ability to operate as a going concern is dependent upon the Company’s successful efforts to raise sufficient capital.

In response to these problems, management has planned the following actions:

•

The Company is planning to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register up to a maximum of 20,000,000 shares of common stock for sale by the Company at a price of $0.005 per share for proceeds of $100,000 before issue costs,

•	Management intends to raise additional funds through public or private placement offerings, and
•	Management expects to increase marketing efforts in order to generate more sales.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Principles

a)	Basis of Presentation and Fiscal Year

These consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States. These financial statements include the accounts of the Company and its wholly-owned subsidiary Astro Nutrition Inc., a private company incorporated in the Province of British Columbia, Canada. All significant intercompany transactions and balances have been eliminated. The Company’s fiscal year end is January 31.

b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

d)	Financial Instruments and Concentrations

The fair value of financial instruments which include cash, accounts receivable, inventory, accounts payable, income taxes payable, deferred revenue and amounts due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

e)	Inventory

Inventory is stated at the lower of cost or estimated realizable value and consists of products held for resale purposes only. The Company evaluates inventory for estimated obsolescence based on the shelf life of the products and on projections of future demand and market conditions. For identified units in inventory, the Company estimates the net realizable value based on current market price. If the projected net realizable value is less than cost, on a product basis, an allowance is set up to reflect the lower value of the identified inventory.

The Company has just recently incorporated, purchased inventory and started the sale process, it has no reliable record of historical returns. The Company believes it will be able to realize its projected margins and recovers its inventory costs; however, there is no assurance that this will be the case.

f)	Property and Equipment

Property and equipment consists of computer hardware, furniture and equipment and is recorded at cost, less accumulated depreciation. Computer hardware and furniture and equipment are being depreciated on a straight-line basis over their estimated lives of three years and five years, respectively.

g)	Long-Lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

h)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements of the Company are translated to United States dollars under the current rate method in accordance with SFAS No. 52 “Foreign Currency Translation”. Under the current rate method, all assets and liabilities are translated at the current rate, while stockholders’ equity accounts are translated at the appropriate historical rate. The revenues and expenses that occur evenly over the period are translated at the weighted-average rate for the period. The cumulative translation adjustments balance is reported as a component of accumulated other comprehensive income. Sales are denominated in currencies other than the Company’s functional currency. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

i)	Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial

Statements.” Revenue consists of sales of vitamins and mineral supplements and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or products shipped, and collectibility is reasonably assured.

The Company does not offer sales rebates to customers; however, it has a 30-day return policy. An allowance for estimated returns is applied against sales revenue to reflect estimated returns that occur until the 30-day return period expires. To date, the estimated return allowance has been reasonable with no change in estimate required.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of January 31, 2005, no allowance for doubtful accounts was considered necessary.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

The Company does not offer sales rebate to customers; however, it has a 30 days return policy. Until the Company can establish a history of returns, recognition of revenue will be deferred until the 30 days return period expires.

Although the Company has not established a reliable return history, it has received a less than 5% return rate of gross sales. This estimate of 5% return rate is used and then revenue and related costs of goods sold are adjusted to reflect the actual sale returns.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of January 31, 2005, no allowance for doubtful accounts was considered necessary.

j)	Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at January 31, 2005, the Company‘s only component of comprehensive income (loss) was foreign currency translation adjustments.

k)	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

l)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R primarily focuses on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43”. SFAS 151 amends the guidance in ARB No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are to be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

(m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

3.	Property and Equipment
		Cost $	Accumulated Depreciation $	January 31, 2005 Net Carrying Value $

	Computer hardware	1,698	85	1,613
	Furniture and equipment	847	30	817

		2,545	115	2,430

4.	Related Party Balances/Transactions

The amount of $12,135 owing to the President of the Company is non-interest bearing, unsecured and due on demand.

5.	Common Stock
a)	On November 25, 2004, Astro had issued 100 shares of its common stock for cash proceeds of $1.
b)	On January 14, 2005, prior to the recapitalization, the Company issued 100,000 shares of its common stock at $0.001 per share for cash proceeds of $100.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

6.	Capital Transaction

By a Share Purchase Agreement dated January 31, 2005, the Company acquired 100% of the issued and outstanding common stock of Astro Nutrition Inc. (“Astro”) in consideration for the issuance of a promissory note for a nominal $100. Astro was incorporated on November 25, 2004 under the Company Act of British Columbia, Canada and was owned by the President of the Company. The principal business of Astro is the sale of vitamins and mineral supplements.

Prior to the acquisition, the Company was a non-operating shell company with nominal net assets. The sole shareholder of Astro was also the sole shareholder of the Company at the time of the transaction. Therefore, this acquisition is a capital transaction in substance, rather than a business combination, and has been accounted for as a recapitalization. Because Astro is deemed to be the acquirer for accounting purposes, the financial statements are presented as a continuation of Astro and include the results of operations of Astro since incorporation on November 25, 2004, and the results of operations of the Company since the date of acquisition on January 31, 2005.

As at January 31, 2005 the Company had $100 of net assets which has been allocated to common stock.

7.	Income Taxes

Income tax expense for the period from November 25, 2004 (date of inception) to January 31, 2005 was as follows:

	Canada $	United States $

Current	1,853	–
Deferred:	–	–

Total income tax expense	1,853	–

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate follows:

	Canada	United States

Statutory federal income tax rate	37.6%	34.0%
Change in valuation allowance	–	(34.0%)

Total income tax expense	37.6%	–

The deferred tax liabilities and assets as at January 31, 2005 were as follows:

	Canada $	United States $

Deferred tax assets
- Net operating loss carryforwards	–	340
- Less valuation allowance	–	(340)

Net deferred tax asset and liability	–	–

At January 31, 2005, the Company had net operating losses for U.S. federal income tax purposes of $1,000, which begin expiring in fiscal 2025. When the future utilization of some portion of the carryforwards is determined not to be “more likely than not,” a valuation allowance is provided to reduce the recorded tax benefits from such assets.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

8.	Segmented Information

The Company operates in one reportable operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company's operations involve the sale of vitamins and mineral supplements via the web. As a result the Company aggregates its results of operations in one reportable operating segment. All assets, liabilities and expenses are based in Canada. The Company generates sales in different geographic areas. A summary is disclosed in the following table.

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Revenue

Great Britain	26,000
Other	2,261

28,261

January 31, 2005 $

Long-Lived Assets

Great Britain	–
Canada	2,430
Other	–

2,430

9.	Subsequent Events
a)

In February, 2005, the Company completed two share purchase agreements with the President and the director of the Company. The Company received total proceeds of $42,500, being $0.001 per share and $0.004 per share for excess consideration over par value, for the issuance of 8,500,000 shares of common stock of the Company.

b)	In March, 2005, the Company accepted 3,030,000 share subscriptions for total proceeds of $15,150, being $0.001 per share and $0.004 per share for excess consideration over par value.

CLEAN COPY

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of Glass Wave Enterprises, Inc.:

We have audited the accompanying consolidated balance sheet of Glass Wave Enterprises, Inc. (A Development Stage Company) as of January 31, 2005, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period ended January 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2005, and the results of its operations and its cash flows for the period ended January 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, additional capital will be necessary to fund the Company’s long-term operations. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
March 30, 2005	CHARTERED ACCOUNTANTS

Glass Wave Enterprises, Inc.

Consolidated Balance Sheet

(A Development Stage Company)

(expressed in U.S. dollars)

January 31, 2005 $
ASSETS

Current Assets

Cash	17,410
Accounts receivable	3,616
Inventory	4,936

Total Current Assets	25,962

Property and Equipment (Note 3)	2,430

Total Assets	28,392

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	3,165
Accrued liabilities	9,150
Income taxes payable	1,824
Deferred revenue	205
Due to related party (Note 4)	12,135

Total Liabilities	26,479

Going Concern (Note 1)

Stockholders’ Equity

Common Stock (Note 5) Authorized: 75,000,000 shares, par value $0.001 Issued: 100,000 shares	100

Additional Paid in Capital (Discount)	(99)

Accumulated Other Comprehensive Loss	(47)

Retained Earnings	1,959

Total Stockholders’ Equity	1,913

Total Liabilities and Stockholders’ Equity	28,392

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Consolidated Statement of Operations

(A Development Stage Company)

(expressed in U.S. dollars)

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Revenue	28,261

Cost of Goods Sold	(10,183)

Gross Profit	18,078

Expenses

Advertising	3,430
Depreciation	115
Office and general	1,440
Professional fees	9,281

Total Expenses	14,266

Net Income Before Income Taxes	3,812

Income Taxes	(1,853)

Net Income for the Period	1,959

Net Income Per Share – Basic and Diluted	0.02

Weighted Average Shares Outstanding	100,000

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Consolidated Statement of Cash Flows

(A Development Stage Company)

(expressed in U.S. dollars)

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Cash Flows From Operating Activities

Net income for the period	1,959

Adjustments to reconcile net income to net cash used in operating activities

Depreciation	115

Changes in operating assets and liabilities

Accounts receivable	(3,616)
Inventory	(4,936)
Accounts payable	3,165
Accrued liabilities	9,150
Income taxes payable	1,824
Deferred revenue	205
Due to related party	12,035

Net Cash Provided by Operating Activities	19,901

Cash Flows From Investing Activities

Acquisition of property and equipment	(2,545)
Net cash acquired in recapitalization	100

Net Cash (Used in) Investing Activities	(2,445)

Cash Flows From Financing Activities

Issuance of common stock	1

Net Cash Provided By Financing Activities	1

Effect of Exchange Rate Changes on Cash	(47)

Net Increase in Cash	17,410

Cash– Beginning of Period	–

Cash– End of Period	17,410

Supplemental Disclosures

Interest paid	–
Income taxes paid	–

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Statement of Stockholders’ Equity

From November 25, 2004 (Date of Inception) to January 31, 2005

(expressed in U.S. dollars)

				Accumulated
			Additional	Other
			Paid In	Comprehensive	Retained
	Number of Shares	Amount	Capital	Income (loss)	Earnings	Total
		$	$	$	$	$

Balance – November 25, 2004 (Date of Inception) – stock issued for cash	1	1	–	–	–	1

Adjustments for recapitalization (Note 6)

- elimination of shares of Astro Nutrition Inc.	(1)	(1)	–	–	–	(1)

- add issued shares of Glass Wave Enterprises, Inc.	100,000	100	(99)	–	–	1

Foreign currency translation	–	–	–	(47)	–	(47)

Net income for the period	–	–	–	–	1,959	1,959
						(
Balance – January 31, 2005	100,000	100	(99)	(47)	1,959	1,913

The accompanying notes are an integral part of these financial statements

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

1.	Nature of Operations

Glass Wave Enterprises, Inc. (the “Company”) was incorporated in the State of Nevada on May 12, 2004. Effective January 31, 2005, the Company acquired all the outstanding common stock of Astro Nutrition Inc.. (“Astro”), a company under common control. Prior to the acquisition, the Company was a non-operating shell corporation with nominal net assets. The acquisition is a capital transaction in substance and therefore has been accounted for as a recapitalization. See Note 6.

The Company is based in Vancouver, British Columbia, Canada and its principal business is the sale of vitamins and mineral supplements via the web.

The Company’s primary source of revenue is from the sale of vitamins and mineral supplements. These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company recently commenced operations and has never paid any dividends. The Company is unlikely to pay dividends in the immediate or foreseeable future. The ability to operate as a going concern is dependent upon the Company’s successful efforts to raise sufficient capital.

In response to these problems, management has planned the following actions:

•

The Company is planning to file an SB-2 Registration Statement with the United States Securities and Exchange Commission to register up to a maximum of 20,000,000 shares of common stock for sale by the Company at a price of $0.005 per share for proceeds of $100,000 before issue costs,

•	Management intends to raise additional funds through public or private placement offerings, and
•	Management expects to increase marketing efforts in order to generate more sales.

These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

2.	Summary of Significant Accounting Principles

a)	Basis of Presentation and Fiscal Year

These consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States. These financial statements include the accounts of the Company and its wholly-owned subsidiary Astro Nutrition Inc., a private company incorporated in the Province of British Columbia, Canada. All significant intercompany transactions and balances have been eliminated. The Company’s fiscal year end is January 31.

b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

d)	Financial Instruments and Concentrations

The fair value of financial instruments which include cash, accounts receivable, inventory, accounts payable, income taxes payable, deferred revenue and amounts due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

e)	Inventory

Inventory is stated at the lower of cost or estimated realizable value and consists of products held for resale purposes only. The Company evaluates inventory for estimated obsolescence based on the shelf life of the products and on projections of future demand and market conditions. For identified units in inventory, the Company estimates the net realizable value based on current market price. If the projected net realizable value is less than cost, on a product basis, an allowance is set up to reflect the lower value of the identified inventory.

The Company has just recently incorporated, purchased inventory and started the sale process, it has no reliable record of historical returns. The Company believes it will be able to realize its projected margins and recovers its inventory costs; however, there is no assurance that this will be the case.

f)	Property and Equipment

Property and equipment consists of computer hardware, furniture and equipment and is recorded at cost, less accumulated depreciation. Computer hardware and furniture and equipment are being depreciated on a straight-line basis over their estimated lives of three years and five years, respectively.

g)	Long-Lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes an impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

h)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements of the Company are translated to United States dollars under the current rate method in accordance with SFAS No. 52 “Foreign Currency Translation”. Under the current rate method, all assets and liabilities are translated at the current rate, while stockholders’ equity accounts are translated at the appropriate historical rate. The revenues and expenses that occur evenly over the period are translated at the weighted-average rate for the period. The cumulative translation adjustments balance is reported as a component of accumulated other comprehensive income. Sales are denominated in currencies other than the Company’s functional currency. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

i)	Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” Revenue consists of sales of vitamins and mineral supplements and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or products shipped, and collectibility is reasonably assured.

The Company does not offer sales rebates to customers; however, it has a 30-day return policy. An allowance for estimated returns is applied against sales revenue to reflect estimated returns that occur until the 30-day return period expires. To date, the estimated return allowance has been reasonable with no change in estimate required.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of January 31, 2005, no allowance for doubtful accounts was considered necessary.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

The Company does not offer sales rebate to customers; however, it has a 30 days return policy. Until the Company can establish a history of returns, recognition of revenue will be deferred until the 30 days return period expires.

Although the Company has not established a reliable return history, it has received a less than 5% return rate of gross sales. This estimate of 5% return rate is used and then revenue and related costs of goods sold are adjusted to reflect the actual sale returns.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of January 31, 2005, no allowance for doubtful accounts was considered necessary.

j)	Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at January 31, 2005, the Company‘s only component of comprehensive income (loss) was foreign currency translation adjustments.

k)	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

l)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R primarily focuses on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

2.	Summary of Significant Accounting Principles (continued)

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43”. SFAS 151 amends the guidance in ARB No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are to be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

(m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

3.	Property and Equipment
		Cost $	Accumulated Depreciation $	January 31, 2005 Net Carrying Value $

	Computer hardware	1,698	85	1,613
	Furniture and equipment	847	30	817

		2,545	115	2,430

4.	Related Party Balances/Transactions

The amount of $12,135 owing to the President of the Company is non-interest bearing, unsecured and due on demand.

5.	Common Stock
a)	On November 25, 2004, Astro had issued 100 shares of its common stock for cash proceeds of $1.
b)	On January 14, 2005, prior to the recapitalization, the Company issued 100,000 shares of its common stock at $0.001 per share for cash proceeds of $100.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

6.	Capital Transaction

By a Share Purchase Agreement dated January 31, 2005, the Company acquired 100% of the issued and outstanding common stock of Astro Nutrition Inc. (“Astro”) in consideration for the issuance of a promissory note for a nominal $100. Astro was incorporated on November 25, 2004 under the Company Act of British Columbia, Canada and was owned by the President of the Company. The principal business of Astro is the sale of vitamins and mineral supplements.

Prior to the acquisition, the Company was a non-operating shell company with nominal net assets. The sole shareholder of Astro was also the sole shareholder of the Company at the time of the transaction. Therefore, this acquisition is a capital transaction in substance, rather than a business combination, and has been accounted for as a recapitalization. Because Astro is deemed to be the acquirer for accounting purposes, the financial statements are presented as a continuation of Astro and include the results of operations of Astro since incorporation on November 25, 2004, and the results of operations of the Company since the date of acquisition on January 31, 2005.

As at January 31, 2005 the Company had $100 of net assets which has been allocated to common stock.

7.	Income Taxes

Income tax expense for the period from November 25, 2004 (date of inception) to January 31, 2005 was as follows:

	Canada $	United States $

Current	1,853	–
Deferred:	–	–

Total income tax expense	1,853	–

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate follows:

	Canada	United States

Statutory federal income tax rate	37.6%	34.0%
Change in valuation allowance	–	(34.0%)

Total income tax expense	37.6%	–

The deferred tax liabilities and assets as at January 31, 2005 were as follows:

	Canada $	United States $

Deferred tax assets
- Net operating loss carryforwards	–	340
- Less valuation allowance	–	(340)

Net deferred tax asset and liability	–	–

At January 31, 2005, the Company had net operating losses for U.S. federal income tax purposes of $1,000, which begin expiring in fiscal 2025. When the future utilization of some portion of the carryforwards is determined not to be “more likely than not,” a valuation allowance is provided to reduce the recorded tax benefits from such assets.

Glass Wave Enterprises, Inc.

Notes to the Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended January 31, 2005

(expressed in U.S. dollars)

8.	Segmented Information

The Company operates in one reportable operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company's operations involve the sale of vitamins and mineral supplements via the web. As a result the Company aggregates its results of operations in one reportable operating segment. All assets, liabilities and expenses are based in Canada. The Company generates sales in different geographic areas. A summary is disclosed in the following table.

Accumulated from November 25, 2004 (Date of Inception) to January 31, 2005 $

Revenue

Great Britain	26,000
Other	2,261

28,261

January 31, 2005 $

Long-Lived Assets

Great Britain	–
Canada	2,430
Other	–

2,430

9.	Subsequent Events
a)

In February, 2005, the Company completed two share purchase agreements with the President and the director of the Company. The Company received total proceeds of $42,500, being $0.001 per share and $0.004 per share for excess consideration over par value, for the issuance of 8,500,000 shares of common stock of the Company.

b)	In March, 2005, the Company accepted 3,030,000 share subscriptions for total proceeds of $15,150, being $0.001 per share and $0.004 per share for excess consideration over par value.

REDLINE COPY

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Index

Interim Consolidated Balance Sheet	F–1

Interim Consolidated Statements of Operations	F–2

Interim Consolidated Statements of Cash Flows	F–3

Interim Consolidated Statement of Stockholders’ Equity	F–4

Notes to the Interim Consolidated Financial Statements	F–5

Glass Wave Enterprises, Inc.

Interim Consolidated Balance Sheets

(A Development Stage Company)

(expressed in U.S. dollars)

	October 31, 2005 $	January 31, 2005 $
	(unaudited)	(audited)
ASSETS

Current Assets

Cash	114,033	17,410
Short-term investments	8,466	–
Accounts receivable	58,721	3,616
Inventory	35,707	4,936

Total Current Assets	216,927	25,962

Property and Equipment (Note 3)	4,312	2,430

Total Assets	221,239	28,392

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	27,660	3,165
Accrued liabilities	10,583	9,150
Income taxes payable	39,036	1,824
Deferred revenue	–	205
Due to related party (Note 4)	22,364	12,135

Total Liabilities	99,643	26,479

Stockholders’ Equity

Common Stock (Note 5) Authorized: 75,000,000 shares, par value $0.001 Issued: 11,630,000 shares (January 31, 2005 - 100,000 shares)	11,630	100

Additional Paid in Capital (Discount)	46,021	(99)

Accumulated Other Comprehensive Loss	4,932	(47)

Retained Earnings	59,013	1,959

Total Stockholders’ Equity	121,596	1,913

Total Liabilities and Stockholders’ Equity	221,239	28,392

The accompanying notes are an integral part of these interim financial statements

F–1

Glass Wave Enterprises, Inc.

Interim Consolidated Statements of Operations

(A Development Stage Company)

(expressed in U.S. dollars)

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Revenue	573,712	545,451

Cost of Goods Sold	(219,005)	(208,822)

Gross Profit	354,707	336,629

Expenses

Advertising	97,783	94,353
Charitable donation	1,258	1,258
Depreciation	1,028	913
Office and general	18,956	17,516
Professional fees	139,128	129,847

Total Expenses	258,153	243,887

Operating Income Before Income Taxes	96,554	92,742

Investment Income and Other	128	128

Net Income Before Income Taxes	96,682	92,870

Income Taxes	(37,669)	(35,816)

Net Income for the Period	59,013	57,054

Net Income Per Share – Basic and Diluted		0.01

Weighted Average Shares Outstanding		10,802,344

The accompanying notes are an integral part of these interim financial statements

F–2

Glass Wave Enterprises, Inc.

Interim Consolidated Statements of Cash Flows

(A Development Stage Company)

(expressed in U.S. dollars)

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Cash Flows From Operating Activities

Net income for the period	59,013	57,054

Adjustments to reconcile net income to net cash used in operating activities

Depreciation	1,028	913

Changes in operating assets and liabilities

Accounts receivable	(58,721)	(55,105)
Inventory	(35,707)	(30,771)
Accounts payable	27,660	24,495
Accrued liabilities	10,583	1,433
Income taxes payable	39,036	37,212
Deferred revenue	–	(205)
Due to related party	22,264	10,229

Net Cash Provided by Operating Activities	65,156	45,255

Cash Flows From Investing Activities

Acquisition of property and equipment	(5,340)	(2,795)
Acquisition of investments	(8,466)	(8,466)
Net cash acquired in recapitalization	100	–

Net Cash (Used in) Investing Activities	(13,706)	(11,261)

Cash Flows From Financing Activities

Issuance of common stock	57,651	57,650

Net Cash Provided By Financing Activities	57,651	57,650

Effect of Exchange Rate Changes on Cash	4,932	4,979

Net Increase in Cash	114,033	96,623

Cash– Beginning of Period	–	17,410

Cash– End of Period	114,033	114,033

Supplemental Disclosures

Interest paid	–	–
Income taxes paid	785	785

The accompanying notes are an integral part of these interim financial statements

F–3

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Interim Statement of Stockholders’ Equity

From November 25, 2004 (Date of Inception) to October 31, 2005

(expressed in U.S. dollars)

				Accumulated
			Additional	Other
	Common		Paid In	Comprehensive	Retained
	Stock	Amount	Capital	Income (Loss)	Earnings	Total
	#	$	$	$	$	$

Balance – November 25, 2004 (Date of Inception) – stock issued for cash	1	1	–	–	–	1

Adjustments for recapitalization (Note 6)

- elimination of shares of Astro Nutrition Inc.	(1)	(1)	–	–	–	(1)

- add issued shares of Glass Wave Enterprises, Inc.	100,000	100	(99)	–	–	1

Foreign currency translation	–	–	–	(47)	–	(47)

Net income for the period	–	–	–	–	1,959	1,959
						(
Balance – January 31, 2005 (audited)	100,000	100	(99)	(47)	1,959	1,913

Common stock issued for cash at $0.005 per share	11,530,000	11,530	46,120	–	–	57,650

Foreign currency translation	–	–	–	(847)	–	(847)

Net income for the period	–	–	–	–	25,416	25,416

Balance – April 30, 2005 (unaudited)	11,630,000	11,630	46,021	(894)	27,375	84,132

Foreign currency translation	–	–	–	1,928	–	1,928

Net income for the period	–	–	–	–	50,266	50,266

Balance – July 31, 2005 (unaudited)	11,630,000	11,630	46,021	1,034	77,641	136,326

Foreign currency translation	–	–	–	3,898	–	3,898

Net income for the period	–	–	–	–	(18,628)	(18,628)

Balance – October 31, 2005 (unaudited)	11,630,000	11,630	46,021	4,932	59,013	121,596

The accompanying notes are an integral part of these interim financial statements

F–4

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

1.	Nature of Operations

Glass Wave Enterprises, Inc. (the “Company”) was incorporated in the State of Nevada on May 12, 2004. Effective January 31, 2005, the Company acquired all the outstanding common stock of Astro Nutrition Inc. (“Astro”), a company under common control. Prior to the acquisition, the Company was a non-operating shell corporation with nominal net assets. The acquisition is a capital transaction in substance and therefore has been accounted for as a recapitalization. See Note 6.

The Company is based in Vancouver, British Columbia, Canada and its principal business is the sale of vitamins and mineral supplements via the web.

The Company’s primary source of revenue is from the sale of vitamins and mineral supplements..

2.	Summary of Significant Accounting Principles
a)	Basis of Presentation and Fiscal Year

These interim consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States. These financial statements include the accounts of the Company and its wholly-owned subsidiary Astro Nutrition Inc., a private company incorporated in the Province of British Columbia, Canada. All significant intercompany transactions and balances have been eliminated. The Company’s fiscal year end is January 31.

b)	Use of Estimates

The preparation of interim financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

d)	Financial Instruments and Concentrations

The fair value of financial instruments which include cash, short-term investments, accounts receivable, inventory, accounts payable, income taxes payable, deferred revenue and amounts due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

e)	Inventory

Inventory is stated at the lower of cost or estimated realizable value and consists of products held for resale purposes only. The Company evaluates inventory for estimated obsolescence based on the shelf life of the products and on projections of future demand and market conditions. For identified units in inventory, the Company estimates the net realizable value based on current market price. If the projected net realizable value is less than cost, on a product basis, an allowance is set up to reflect the lower value of the identified inventory.

The Company has just recently incorporated, purchased inventory and started the sale process, it has no reliable record of historical returns. The Company believes it will be able to realize its projected margins and recovers its inventory costs; however, there is no assurance that this will be the case.

f)	Property and Equipment

Property and equipment consists of computer hardware, furniture and equipment and is recorded at cost, less accumulated depreciation. Computer hardware and furniture and equipment are being depreciated on a straight-line basis over their estimated lives of three years and five years, respectively.

F–5

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

2.	Summary of Significant Accounting Principles (continued)
g)	Long-Lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

h)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements of the Company are translated to United States dollars under the current rate method in accordance with SFAS No. 52 “Foreign Currency Translation”. Under the current rate method, all assets and liabilities are translated at the current rate, while stockholders’ equity accounts are translated at the appropriate historical rate. The revenues and expenses that occur evenly over the period are translated at the weighted-average rate for the period. The cumulative translation adjustments balance is reported as a component of accumulated other comprehensive income. Sales are denominated in currencies other than the Company’s functional currency. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

i)	Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” Revenue consists of sales of vitamins and mineral supplements and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or products shipped, and collectibility is reasonably assured.

The Company does not offer sales rebates to customers; however, it has a 30-day return policy. An allowance for estimated returns is applied against sales revenue to reflect estimated returns that occur until the 30-day return period expires. To date, the estimated return allowance has been reasonable with no change in estimate required.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of October 31, 2005, no allowance for doubtful accounts was considered necessary.

j)	Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at October 31, 2005, the Company‘s only component of comprehensive income (loss) was foreign currency translation adjustments.

k)	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

F–6

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

2.	Summary of Significant Accounting Principles (continued)
l)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R primarily focuses on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43”. SFAS 151 amends the guidance in ARB No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are to be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

n)	Interim Financial Statements

These interim unaudited financial statements for the period ended October 31, 2005 have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period

3.	Property and Equipment

F–7

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

	October 31, 2005			January 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
	$	$	$	$
			(unaudited)	(audited)

Computer hardware	4,458	870	3,588	1,613
Furniture and equipment	882	158	724	817

	5,340	1,028	4,312	2,430

4.	Related Party Balances/Transactions

At October 31, 2005 the Company was indebted to the President of the Company in the amount of $22,364 (January 31, 2005 - $12,135). These amounts are non-interest bearing, unsecured and due on demand.

5.	Common Stock
a)	On November 25, 2004, Astro had issued 100 shares of its common stock for cash proceeds of $1.
b)	On January 14, 2005, prior to the recapitalization, the Company issued 100,000 shares of its common stock at $0.001 per share for cash proceeds of $100.
c)

In February, 2005, the Company completed two share subscription agreements with the President and the director of the Company. The Company received total proceeds of $42,500, being $0.001 per share and $0.004 per share for excess consideration over par value, for the issuance of 8,500,000 shares of common stock of the Company.

d)	In March, 2005, the Company accepted 3,030,000 share subscriptions for total proceeds of $15,150, being $0.001 per share and $0.004 per share for excess consideration over par value.

6.	Capital Transaction

By a Share Purchase Agreement dated January 31, 2005, the Company acquired 100% of the issued and outstanding common stock of Astro Nutrition Inc. (“Astro”) in consideration for the issuance of a promissory note for a nominal $100. Astro was incorporated on November 25, 2004 under the Company Act of British Columbia, Canada and was owned by the President of the Company. The principal business of Astro is the sale of vitamins and mineral supplements.

Prior to the acquisition, the Company was a non-operating shell company with nominal net assets. The sole shareholder of Astro was also the sole shareholder of the Company at the time of the transaction. Therefore, this acquisition is a capital transaction in substance, rather than a business combination, and has been accounted for as a recapitalization. Because Astro is deemed to be the acquirer for accounting purposes, the financial statements are presented as a continuation of Astro and include the results of operations of Astro since incorporation on November 25, 2004, and the results of operations of the Company since the date of acquisition on January 31, 2005.

As at January 31, 2005 the Company had $100 of net assets which has been allocated to common stock.

7.	Income Taxes

Income tax expense for the nine-month period ended October 31, 2005 was as follows:

	Canada $	United States $

Current	35,816	–
Deferred:	–	–

F–8

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

Total income tax expense	35,816	–

7.	Income Taxes (continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate follows:

	Canada	United States

Statutory federal income tax rate	37.6%	34.0%
Change in valuation allowance	–	(34.0%)

Total income tax expense	37.6%	–

The deferred tax liabilities and assets as at October 31, 2005 were as follows:

	Canada $	United States $

Deferred tax assets
- Net operating loss carryforwards	–	340
- Less valuation allowance	–	(340)

Net deferred tax asset and liability	–	–

At October 31, 2005, the Company had an accumulated net operating losses for U.S. federal income tax purposes of $1,000, which will begin expiring in fiscal 2025. When the future utilization of some portion of the carryforwards is determined not to be “more likely than not,” a valuation allowance is provided to reduce the recorded tax benefits from such assets.

8.	Segmented Information

The Company operates in one reportable operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company's operations involve the sale of vitamins and mineral supplements via the web. As a result the Company aggregates its results of operations in one reportable operating segment. All assets, liabilities and expenses are based in Canada. The Company generates sales in different geographic areas. A summary is disclosed in the following table.

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Revenue

Great Britain	526,663	500,663
Other	47,049	44,788

	573,712	545,451

	October 31, 2005 $	January 31, 2005 $
	(unaudited)	(audited)

Long-Lived Assets

Great Britain	–	–
Canada	4,312	2,430
Other	–	–

	4,312	2,430

F–9

CLEAN COPY

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Index

Interim Consolidated Balance Sheet	F–1

Interim Consolidated Statements of Operations	F–2

Interim Consolidated Statements of Cash Flows	F–3

Interim Consolidated Statement of Stockholders’ Equity	F–4

Notes to the Interim Consolidated Financial Statements	F–5

Glass Wave Enterprises, Inc.

Interim Consolidated Balance Sheets

(A Development Stage Company)

(expressed in U.S. dollars)

	October 31, 2005 $	January 31, 2005 $
	(unaudited)	(audited)
ASSETS

Current Assets

Cash	114,033	17,410
Short-term investments	8,466	–
Accounts receivable	58,721	3,616
Inventory	35,707	4,936

Total Current Assets	216,927	25,962

Property and Equipment (Note 3)	4,312	2,430

Total Assets	221,239	28,392

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	27,660	3,165
Accrued liabilities	10,583	9,150
Income taxes payable	39,036	1,824
Deferred revenue	–	205
Due to related party (Note 4)	22,364	12,135

Total Liabilities	99,643	26,479

Stockholders’ Equity

Common Stock (Note 5) Authorized: 75,000,000 shares, par value $0.001 Issued: 11,630,000 shares (January 31, 2005 - 100,000 shares)	11,630	100

Additional Paid in Capital (Discount)	46,021	(99)

Accumulated Other Comprehensive Loss	4,932	(47)

Retained Earnings	59,013	1,959

Total Stockholders’ Equity	121,596	1,913

Total Liabilities and Stockholders’ Equity	221,239	28,392

The accompanying notes are an integral part of these interim financial statements

F–1

Glass Wave Enterprises, Inc.

Interim Consolidated Statements of Operations

(A Development Stage Company)

(expressed in U.S. dollars)

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Revenue	573,712	545,451

Cost of Goods Sold	(219,005)	(208,822)

Gross Profit	354,707	336,629

Expenses

Advertising	97,783	94,353
Charitable donation	1,258	1,258
Depreciation	1,028	913
Office and general	18,956	17,516
Professional fees	139,128	129,847

Total Expenses	258,153	243,887

Operating Income Before Income Taxes	96,554	92,742

Investment Income and Other	128	128

Net Income Before Income Taxes	96,682	92,870

Income Taxes	(37,669)	(35,816)

Net Income for the Period	59,013	57,054

Net Income Per Share – Basic and Diluted		0.01

Weighted Average Shares Outstanding		10,802,344

The accompanying notes are an integral part of these interim financial statements

F–2

Glass Wave Enterprises, Inc.

Interim Consolidated Statements of Cash Flows

(A Development Stage Company)

(expressed in U.S. dollars)

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Cash Flows From Operating Activities

Net income for the period	59,013	57,054

Adjustments to reconcile net income to net cash used in operating activities

Depreciation	1,028	913

Changes in operating assets and liabilities

Accounts receivable	(58,721)	(55,105)
Inventory	(35,707)	(30,771)
Accounts payable	27,660	24,495
Accrued liabilities	10,583	1,433
Income taxes payable	39,036	37,212
Deferred revenue	–	(205)
Due to related party	22,264	10,229

Net Cash Provided by Operating Activities	65,156	45,255

Cash Flows From Investing Activities

Acquisition of property and equipment	(5,340)	(2,795)
Acquisition of investments	(8,466)	(8,466)
Net cash acquired in recapitalization	100	–

Net Cash (Used in) Investing Activities	(13,706)	(11,261)

Cash Flows From Financing Activities

Issuance of common stock	57,651	57,650

Net Cash Provided By Financing Activities	57,651	57,650

Effect of Exchange Rate Changes on Cash	4,932	4,979

Net Increase in Cash	114,033	96,623

Cash– Beginning of Period	–	17,410

Cash– End of Period	114,033	114,033

Supplemental Disclosures

Interest paid	–	–
Income taxes paid	785	785

The accompanying notes are an integral part of these interim financial statements

F–3

Glass Wave Enterprises, Inc.

(A Development Stage Company)

Interim Statement of Stockholders’ Equity

From November 25, 2004 (Date of Inception) to October 31, 2005

(expressed in U.S. dollars)

				Accumulated
			Additional	Other
	Common		Paid In	Comprehensive	Retained
	Stock	Amount	Capital	Income (Loss)	Earnings	Total
	#	$	$	$	$	$

Balance – November 25, 2004 (Date of Inception) – stock issued for cash	1	1	–	–	–	1

Adjustments for recapitalization (Note 6)

- elimination of shares of Astro Nutrition Inc.	(1)	(1)	–	–	–	(1)

- add issued shares of Glass Wave Enterprises, Inc.	100,000	100	(99)	–	–	1

Foreign currency translation	–	–	–	(47)	–	(47)

Net income for the period	–	–	–	–	1,959	1,959
						(
Balance – January 31, 2005 (audited)	100,000	100	(99)	(47)	1,959	1,913

Common stock issued for cash at $0.005 per share	11,530,000	11,530	46,120	–	–	57,650

Foreign currency translation	–	–	–	(847)	–	(847)

Net income for the period	–	–	–	–	25,416	25,416

Balance – April 30, 2005 (unaudited)	11,630,000	11,630	46,021	(894)	27,375	84,132

Foreign currency translation	–	–	–	1,928	–	1,928

Net income for the period	–	–	–	–	50,266	50,266

Balance – July 31, 2005 (unaudited)	11,630,000	11,630	46,021	1,034	77,641	136,326

Foreign currency translation	–	–	–	3,898	–	3,898

Net income for the period	–	–	–	–	(18,628)	(18,628)

Balance – October 31, 2005 (unaudited)	11,630,000	11,630	46,021	4,932	59,013	121,596

The accompanying notes are an integral part of these interim financial statements

F–4

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

1.	Nature of Operations

Glass Wave Enterprises, Inc. (the “Company”) was incorporated in the State of Nevada on May 12, 2004. Effective January 31, 2005, the Company acquired all the outstanding common stock of Astro Nutrition Inc. (“Astro”), a company under common control. Prior to the acquisition, the Company was a non-operating shell corporation with nominal net assets. The acquisition is a capital transaction in substance and therefore has been accounted for as a recapitalization. See Note 6.

The Company is based in Vancouver, British Columbia, Canada and its principal business is the sale of vitamins and mineral supplements via the web.

The Company’s primary source of revenue is from the sale of vitamins and mineral supplements..

2.	Summary of Significant Accounting Principles
a)	Basis of Presentation and Fiscal Year

These interim consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States. These financial statements include the accounts of the Company and its wholly-owned subsidiary Astro Nutrition Inc., a private company incorporated in the Province of British Columbia, Canada. All significant intercompany transactions and balances have been eliminated. The Company’s fiscal year end is January 31.

b)	Use of Estimates

The preparation of interim financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

d)	Financial Instruments and Concentrations

The fair value of financial instruments which include cash, short-term investments, accounts receivable, inventory, accounts payable, income taxes payable, deferred revenue and amounts due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. The Company’s operations are in Canada and virtually all of its assets and liabilities are giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

e)	Inventory

Inventory is stated at the lower of cost or estimated realizable value and consists of products held for resale purposes only. The Company evaluates inventory for estimated obsolescence based on the shelf life of the products and on projections of future demand and market conditions. For identified units in inventory, the Company estimates the net realizable value based on current market price. If the projected net realizable value is less than cost, on a product basis, an allowance is set up to reflect the lower value of the identified inventory.

The Company has just recently incorporated, purchased inventory and started the sale process, it has no reliable record of historical returns. The Company believes it will be able to realize its projected margins and recovers its inventory costs; however, there is no assurance that this will be the case.

f)	Property and Equipment

Property and equipment consists of computer hardware, furniture and equipment and is recorded at cost, less accumulated depreciation. Computer hardware and furniture and equipment are being depreciated on a straight-line basis over their estimated lives of three years and five years, respectively.

F–5

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

2.	Summary of Significant Accounting Principles (continued)
g)	Long-Lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

h)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements of the Company are translated to United States dollars under the current rate method in accordance with SFAS No. 52 “Foreign Currency Translation”. Under the current rate method, all assets and liabilities are translated at the current rate, while stockholders’ equity accounts are translated at the appropriate historical rate. The revenues and expenses that occur evenly over the period are translated at the weighted-average rate for the period. The cumulative translation adjustments balance is reported as a component of accumulated other comprehensive income. Sales are denominated in currencies other than the Company’s functional currency. Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

i)	Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” Revenue consists of sales of vitamins and mineral supplements and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed or products shipped, and collectibility is reasonably assured.

The Company does not offer sales rebates to customers; however, it has a 30-day return policy. An allowance for estimated returns is applied against sales revenue to reflect estimated returns that occur until the 30-day return period expires. To date, the estimated return allowance has been reasonable with no change in estimate required.

Trade accounts receivable relate to the sale of vitamins and mineral supplements. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of October 31, 2005, no allowance for doubtful accounts was considered necessary.

j)	Other Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As at October 31, 2005, the Company‘s only component of comprehensive income (loss) was foreign currency translation adjustments.

k)	Basic and Diluted Net Income (Loss) per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

F–6

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

2.	Summary of Significant Accounting Principles (continued)
l)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R primarily focuses on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43”. SFAS 151 amends the guidance in ARB No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are to be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

m)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

n)	Interim Financial Statements

These interim unaudited financial statements for the period ended October 31, 2005 have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period

3.	Property and Equipment

F–7

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

	October 31, 2005			January 31, 2005
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value
	$	$	$	$
			(unaudited)	(audited)

Computer hardware	4,458	870	3,588	1,613
Furniture and equipment	882	158	724	817

	5,340	1,028	4,312	2,430

4.	Related Party Balances/Transactions

At October 31, 2005 the Company was indebted to the President of the Company in the amount of $22,364 (January 31, 2005 - $12,135). These amounts are non-interest bearing, unsecured and due on demand.

5.	Common Stock
a)	On November 25, 2004, Astro had issued 100 shares of its common stock for cash proceeds of $1.
b)	On January 14, 2005, prior to the recapitalization, the Company issued 100,000 shares of its common stock at $0.001 per share for cash proceeds of $100.
c)

In February, 2005, the Company completed two share subscription agreements with the President and the director of the Company. The Company received total proceeds of $42,500, being $0.001 per share and $0.004 per share for excess consideration over par value, for the issuance of 8,500,000 shares of common stock of the Company.

d)	In March, 2005, the Company accepted 3,030,000 share subscriptions for total proceeds of $15,150, being $0.001 per share and $0.004 per share for excess consideration over par value.

6.	Capital Transaction

By a Share Purchase Agreement dated January 31, 2005, the Company acquired 100% of the issued and outstanding common stock of Astro Nutrition Inc. (“Astro”) in consideration for the issuance of a promissory note for a nominal $100. Astro was incorporated on November 25, 2004 under the Company Act of British Columbia, Canada and was owned by the President of the Company. The principal business of Astro is the sale of vitamins and mineral supplements.

Prior to the acquisition, the Company was a non-operating shell company with nominal net assets. The sole shareholder of Astro was also the sole shareholder of the Company at the time of the transaction. Therefore, this acquisition is a capital transaction in substance, rather than a business combination, and has been accounted for as a recapitalization. Because Astro is deemed to be the acquirer for accounting purposes, the financial statements are presented as a continuation of Astro and include the results of operations of Astro since incorporation on November 25, 2004, and the results of operations of the Company since the date of acquisition on January 31, 2005.

As at January 31, 2005 the Company had $100 of net assets which has been allocated to common stock.

7.	Income Taxes

Income tax expense for the nine-month period ended October 31, 2005 was as follows:

	Canada $	United States $

Current	35,816	–
Deferred:	–	–

F–8

Glass Wave Enterprises, Inc.

Notes to the Interim Consolidated Financial Statements

(A Development Stage Company)

For the Period Ended October 31, 2005

(expressed in U.S. dollars)

(unaudited)

Total income tax expense	35,816	–

7.	Income Taxes (continued)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate follows:

	Canada	United States

Statutory federal income tax rate	37.6%	34.0%
Change in valuation allowance	–	(34.0%)

Total income tax expense	37.6%	–

The deferred tax liabilities and assets as at October 31, 2005 were as follows:

	Canada $	United States $

Deferred tax assets
- Net operating loss carryforwards	–	340
- Less valuation allowance	–	(340)

Net deferred tax asset and liability	–	–

At October 31, 2005, the Company had an accumulated net operating losses for U.S. federal income tax purposes of $1,000, which will begin expiring in fiscal 2025. When the future utilization of some portion of the carryforwards is determined not to be “more likely than not,” a valuation allowance is provided to reduce the recorded tax benefits from such assets.

8.	Segmented Information

The Company operates in one reportable operating segment as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The Company's operations involve the sale of vitamins and mineral supplements via the web. As a result the Company aggregates its results of operations in one reportable operating segment. All assets, liabilities and expenses are based in Canada. The Company generates sales in different geographic areas. A summary is disclosed in the following table.

	Accumulated from November 25, 2004 (Date of Inception) to October 31, 2005 $	Nine Months Ended October 31, 2005 $
	(unaudited)	(unaudited)

Revenue

Great Britain	526,663	500,663
Other	47,049	44,788

	573,712	545,451

	October 31, 2005 $	January 31, 2005 $
	(unaudited)	(audited)

Long-Lived Assets

Great Britain	–	–
Canada	4,312	2,430
Other	–	–

	4,312	2,430

F–9